UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                           MARKETSHARE RECOVERY, INC.

                         -------------------------------

                                (Name of Issuer)


                          Common Stock Par Value $0.10
                      --------------------------------------

                         (Title of Class of Securities)


                                   570913 103
                      ----------------------------------------

                                 (CUSIP Number)


                                Adam J Laufer Esq.
                          650 West Avenue, Suite 1509
                           Miami Beach, Florida 33139

                                  305-913-7733
                ------------------------------------------------

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                February 13, 2004
             -----------------------------------------------------

              (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sec.
240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
[   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See sec. 240.13d-7 for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   570913 103

----------------------------------------------------------------


 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Ray Barton
----------------------------------------------------------------


 2. Check the Appropriate Box if a Member of a Group (See
Instructions)


(  ) (a)   (   ) (b)

----------------------------------------------------------------


 3. SEC Use Only


----------------------------------------------------------------


 4. Source of Funds (See Instructions)

OO
----------------------------------------------------------------


 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(   )

----------------------------------------------------------------


 6. Citizenship or Place of Organization

U.S.A
----------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7. Sole Voting Power

17,125,000

----------------------------------------------------------------

8. Shared Voting Power

0
----------------------------------------------------------------

9. Sole Dispositive Power

17,125,000
----------------------------------------------------------------

10. Shared Dispositive Power

0
----------------------------------------------------------------


 11. Aggregate Amount Beneficially Owned by Each Reporting Person

17,125,000
----------------------------------------------------------------


 12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

(   )

-----------------------------------------------------------------


 13. Percent of Class Represented by Amount in Row (11)

37.7%
-----------------------------------------------------------------


 14. Type of Reporting Person (See Instructions)

IN
-----------------------------------------------------------------

CUSIP No.   570913 103

-----------------------------------------------------------------


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Tim Schmidt
-----------------------------------------------------------------


 2. Check the Appropriate Box if a Member of a Group (See
Instructions)


(  ) (a)   (   ) (b)

-----------------------------------------------------------------


 3. SEC Use Only


-----------------------------------------------------------------


 4. Source of Funds (See Instructions)

OO
-----------------------------------------------------------------


 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

(   )

-----------------------------------------------------------------


 6. Citizenship or Place of Organization

U.S.A
-----------------------------------------------------------------


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7. Sole Voting Power

17,125,000

-----------------------------------------------------------------

8. Shared Voting Power

0
-----------------------------------------------------------------

9. Sole Dispositive Power

17,125,000
-----------------------------------------------------------------

10. Shared Dispositive Power

0
-----------------------------------------------------------------


 11. Aggregate Amount Beneficially Owned by Each Reporting Person

17,125,000
-----------------------------------------------------------------


 12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

(   )

-----------------------------------------------------------------


 13. Percent of Class Represented by Amount in Row (11)

37.7%
-----------------------------------------------------------------


 14. Type of Reporting Person (See Instructions)

IN
-----------------------------------------------------------------

Item 1. Security and Issuer

The securities covered by this Schedule 13D are shares of common stock, $0.1 par value (the "Common Stock"), of MarketShare Recovery, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 95 Broadhollow Rd. Suite 101 Road, Melville, New York 11747.


Item 2. Identity and Background

 (a)

Ray Barton

Tim Schmidt

 (b)

95 Broadhollow Road, Suite 101, Melville New York 11747.

 (c)

Mr. Barton is the President and Chairman of the Board of directors of Marketshare Recovery, Inc. The Company's address is 95 Broadhollow Road, Suite 101, Melville New York 11747.

Mr. Schmidt is the Vice-President and a Member of the Board of directors of Marketshare Recovery, Inc. The Company's address is 95 Broadhollow Road, Suite 101, Melville New York 11747.


 (d) Mr. Barton has not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

Mr. Schmidt has not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)


 (e) Neither Mr. Barton nor Mr. Schmidt have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and


 (f) Citizenship.

Mr. Barton and Mr. Schmidt are citizens of the U.S.A


Item 3. Source and Amount of Funds or Other Consideration

On July 15,2003 (the "Closing Date"), Messrs. Ray Barton and Tim Schmidt have acquired 7,527,668 of Health & Leisure, Inc.'s (the "Registrant" or the "Company") common stock from former president and director Robert Feldman together with 2,670,000 shares of common stock issued by the registrant for a total of 10,197,668 shares or 51% of the Registrant's total outstanding common stock. Messrs. Barton and Schmidt have also acquired 3,425,000 shares of the registrants preferred stock which is convertible into 34,250,000 shares of the Company's common stock. Messrs. Barton and Schmidt acquired said shares Pursuant to an Acquisition Agreement and Plan of Merger dated June 13, 2003 (the "Merger Agreement"), by and among the Registrant; Venture Sum, Inc., a Delaware corporation and a wholly owned subsidiary of Registrant ("Mergerco"); and Marketshare Recovery, Inc., a New York corporation, ("MKSR"), Mergerco merged with and into MKSR, and MKSR became a wholly owned subsidiary of the Registrant.


Item 4. Purpose of Transaction


Mr. Barton and Mr. Schmidt acquired the Shares for investment purposes. Messrs. Barton and Schmidt may acquire additional shares of Common
Stock for investment and/or compensation. Otherwise, Messrs. Barton and Schmidt have no plans to engage in any transactions described in Paragraphs (a) through (j) of this Item. Any decision by Mr. Barton and/or Mr. Schmidt in the future to acquire or dispose of equity in the Company or to take any other actions with respect to the Company or its securities will depend upon several factors, including the prospects of the Company, general market and economic conditions, and other factors deemed relevant.


Item 5. Interest in Securities of the Issuer


 (a) As of February 12, 2004 Messrs. Ray Barton and Tim Schmidt own an aggregate of 17,125,000 and 17,125,000 which represent 37.7% and 37.7% respectively. The calculation of the percentage owned by Messrs. Schmidt and Barton are based on the Company's on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer which are believed to be current.


 (b) Number of shares as to which Mr. Barton has:

Sole power to vote or direct the vote:                 17,125,000
Shared power to vote or direct the vote:                        0
Sole power to dispose or direct the disposition:       17,125,000
Shared power to dispose or direct the disposition:              0

Number of shares as to which Mr. Schmidt has:

Sole power to vote or direct the vote:                 17,125,000
Shared power to vote or direct the vote:                        0
Sole power to dispose or direct the disposition:       17,125,000
Shared power to dispose or direct the disposition:              0


 (c) Messrs. Barton and Schmidt have not engaged in any transactions in the Common Stock within the past 60 days;


 (d) None


 (e) Not Applicable



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


Item 7. Material to Be Filed as Exhibits

None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




February 12, 2004
------------------

Date



------------------------------

Signature


Ray Barton/President and Chairman
-------------------------------------

Name/Title




February 12, 2004
------------------

Date



---------------------------

Signature


Tim Schmidt/Vice-President and Director
---------------------------------------

Name/Title


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)